January 29, 2010

VIA EDGAR (Correspondence Filing)

Mr. Dominic Minore

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

(202) 551-6964

RE:	RiverNorth Funds (the “Registrant”)

Post-Effective Amendment No. 4

File Nos. 333-136185; 811-21934

Dear Mr. Minore:

          On behalf of the Registrant, this letter responds to the comments you provided to Marc Collins on January 22, 2010 with respect to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement filed in order to comply with the changes to Form N-1A. Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – The type size in the EDGAR version reviewed by the SEC seems smaller than normal. Please confirm the final form of the prospectus will comply with requirements regarding font size.

Response 1 – The Fund's prospectus will comply with requirements regarding minimum font size.

Comment 2 – Under the heading "Fees and Expenses of the Fund," in the Fee Table, if the Adviser's expense limitation arrangement with the Fund includes a cap on expenses and a waiver of advisory fees, include references to both under the "Fee Waivers" line and the Total Annual Fund Operating Expenses" line in the Fee Table.

Response 2 – Since the investment adviser's agreement to waive fees and reimburse expenses was not utilized the past fiscal year, in accordance with comments from the SEC staff, references to the expense cap and fee reimbursements have been deleted from the Fee Table.

Comment 3 – Under the heading "Fees and Expenses of the Fund," in the Fee Table, confirm to the staff that the gross expense number provided in the Fee Table is more than the net expenses. If not, the Fund may not show information related to the expenses cap or fee waiver.

Response 3 – Since the investment adviser's agreement to waive fees and reimburse expenses was not utilized during the past fiscal year, in accordance with comments from the SEC staff, references to the expense cap and fee reimbursements have been deleted from the Fee Table.

Comment 4 – Under the heading "Fees and Expenses of the Fund," in the footnote to the Fee Table, because the Adviser is eligible to recoup expenses previously waived, all references to a "waiver" should be changed to "reduction." Additionally, the footnote should provide details regarding the recoupment and the details of the recoupment arrangement should be provided with Item 9 disclosures later in the prospectus.

Response 4 - Since the investment adviser's agreement to waive fees and reimburse expenses was not utilized during the past fiscal year, in accordance with comments from the staff, references to the expense cap and fee reimbursements have been deleted from the Fee Table.

Comment 5 – Under the heading "Fees and Expenses of the Fund," in the Fee Table, the expense limitation agreement referenced in the Fee Table should be filed as a exhibit to the next post-effective amendment.

Response 5 – The renewed expense limitation agreement will be filed as an exhibit to the Fund's next post-effective amendment.

Comment 6 – Under the heading "Fees and Expenses of the Fund," in the Fee Table, if the Fund incurs expenses related to interest on dividends sold short, a specific line item should be provided in the Fee Table.

Response 6 – The registrant has confirmed that no such expenses were incurred.

Comment 7 - Under the heading "Fees and Expenses of the Fund," in the Fee Table, the Fund should confirm to the staff that the Total Annual Fund Operating Expenses (after reductions) does not exclude the acquired fund fees and expenses incurred by the Fund.

Response 7 - Since the investment adviser's agreement to waiver fees and reimburse expenses was not utilized the past fiscal year, in accordance with comments from the staff, references to the expense cap and fee reimbursements have been deleted from the Fee Table and, the Total Annual Fund Operating Expenses includes the acquired fund fees and expenses.

Comment 8 – Under the heading "Fees and Expenses of the Fund," in the footnote to the Fee Table, please provide details in the footnote regarding who may terminate the expense limitation agreement and under what circumstances.

Response 8 - Since the investment adviser's agreement to waive fees and reimburse expenses was not utilized during the past fiscal year, in accordance with comments from the SEC staff, references to the expense cap and fee reimbursements have been deleted from the Fee Table.

Comment 9 - Under the heading "Fees and Expenses of the Fund," in the Expense Example, in the second sentence, please provide disclosure that the expenses would remain the same, except that the expense limitation is only reflected in the 1 year number, or such other period that is covered by the expense limitation agreement.

Response 9 - Since the investment adviser's agreement to waive fees and reimburse expenses was not utilized during the past fiscal year, in accordance with comments from the SEC staff, references to the expense cap and fee reimbursements have been deleted from the Fee Table and no change has been made to the Expense Example.

Comment 10 - Under the heading "Principal Investment Strategies," in the last sentence of the first paragraph, please parenthetically refer to securities rated below B- by Moody's Investor Services as "junk bonds."

Response 10 – The requested change has been made to the “Principal Investment Strategies” section.

Comment 11 - Under the heading "Principal Investment Strategies", in the second sentence in the second paragraph there are references to "structured securities, such as collateralized mortgage and debt obligations." Please provide definitions for the collateralized mortgage and debt obligations similar to the way exchange traded notes are defined in the next sentence.

Response 11 – The requested change has been made in the second sentence of the “Principal Investment Strategies” section.

Comment 12 - Under the heading "Principal Investment Strategies," in the third paragraph, there is a reference to foreign investments. Please provide disclosure related to any limitation on the amount of the Fund's assets that may be invested in foreign, and specifically emerging market, securities. If there is no such limit, so state.

Response 12 – The requested change has been made to the third paragraph of the “Principal Investment Strategies” section.

Comment 13 - Under the heading "Principal Investment Strategies," provide disclosure regarding the factors that would lead the adviser to buy or sell the Fund's portfolio securities (the adviser's buy or sell discipline).

Response 13 – The requested change has been made in the “Principal Investment Strategies” section.

Comment 14 - Under the heading "Principal Investment Strategies," in the last paragraph, there are references to total return swaps, specifically total return swaps that utilize the Fund's return as the underlying assets for the swap agreement. Provide additional detail regarding what is attempting to be achieved through the use of the total return swaps using the Fund's return as the underlying asset.

Response 14 – Additional disclosure has been included as requested in the “Principal Investment Strategies” section.

Comment 15 - Under the heading "Principal Risks," in the paragraph entitled "Fixed Income Risk," provide risk disclosure regarding "junk bonds" if applicable based on response to Comment 10. Or in the alternative, provide a new risk disclosure related specifically to junk bond risk.

Response 15 – The “Fixed Income Risk” disclosure in the “Principal Risks” section has been revised as requested.

Comment 16 - Under the heading "Principal Risks," in the paragraph entitled "Foreign Investing Risk," provide risk disclosure regarding investments in emerging markets if applicable based on response to Comment 12. Or in the alternative, provide a new risk disclosure related specifically to emerging market risk.

Response 16 – Additional disclosure regarding emerging market risks has been included in the “Principal Risks” section.

Comment 17 - Under the heading "Principal Risks," there are specific disclosures related to Leverage Risk and Portfolio Turnover Risk. However, there is no reference to use of leverage or high portfolio turnover in the "Principal Investment Strategies" section. Either provide disclosure in the "Principal Investment Strategies" about the uses of these investment strategies, or move the risk disclosures to Item 9 or in the Statement of Additional Information.

Response 17 – After discussions with the Fund's investment adviser, references to leverage have been removed from the prospectus. Additionally, disclosure regarding high portfolio turnover has been added to the "Principal Investment Strategies" section of the prospectus.

Comment 18 - Under the heading "Principal Risks," in the paragraph entitled "REIT Risk," provide disclosure that investments in REITs may result in an additional layering of fees similar to investment in other investment companies in which the Fund may invest.

Response 18 – The requested change has been made in the “REIT Risk” paragraph.

Comment 19 - Under the heading "Principal Risks," in the paragraph entitled "Short Sale Risk," unless the short sales are "against the box" the possible loss incurred from investment in short sales may be theoretically unlimited. However, there is no disclosure regarding the possible unlimited nature of the loss or whether the Fund only invests in short sales "against the box."

Response 19 – The requested change has been made to the “Short Sale Risk” paragraph.

Comment 20 - Under the heading "Principal Risks," in the paragraph entitled "Swap Risk," there are references to "interest rate, index, total return, currency and credit default swap agreements." Please provide disclosure related to any limitation on the amount of the Fund's assets that may be invested in these different swap agreements. If there is no such limit, so state. Additionally, there should be disclosure in the "Principal Investment Strategies" section regarding the use of the swap agreement, other than the total return swaps discussed in Comment 14.

Response 20 – The requested changes have been made to the “Swap Risk” paragraph.

Comment 21 - Under the heading "Principal Risks," the paragraph entitled "Underlying Fund Risk" should be moved to the first risk disclosure in the section since the Fund invests primarily in underlying funds.

Response 21 – The requested change has been made to the “Underlying Fund Risk” paragraph.

Comment 22 – Under the heading "Performance," under the "Average Annual Total Returns," delete the footnote references for the S&P 500 and Blended indices. Move the text which was footnote 2 to a stand-alone paragraph immediately preceding the section entitled "Portfolio Management" (i.e. the last paragraph of the Performance section).

Response 22 – The requested change has been made to the “Average Annual Total Returns” table.

Comment 23 - Under the heading "Buying and Selling Fund Shares," in the last paragraph, move the sentence starting with "Please contact your financial intermediary . . . " to Item 9 disclosure later in the prospectus.

Response 23 – The requested change has been made in the “Buying and Selling Fund Shares” section.

Comment 24 – Under the heading "The Fund's Principal Investment Risks," in the paragraph entitled "High Yield Securities Risk," include "Junk Bond" in the title of the paragraph.

Response 24 – The requested change has been made in the “The Fund’s Principal Risks” section.

Comment 25 – In the Statement of Additional Information, under the section entitled "Investment Restrictions," under the sub-heading "Non-Fundamental," under the first paragraph entitled "Pledging," explain that the Fund is limited to pledging one third of the Fund's assets.

Response 25 – The requested change has been made to the “Non-Fundamental” section of the Investment Restrictions.

Comment 26 – In the signature page, next to Jonathan Mohrhardt's name, please include his title as "principal accounting officer" consistent with Section 6(a) of the Securities Act of 1933.

Response 26 – The requested change has been made to the signature page.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 352-6725 if you should require any further information.

Sincerely,

s/ JoAnn M. Strasser

JoAnn M. Strasser